Exhibit 99.1

NewsRelease

TC Energy declares quarterly dividends

CALGARY, Alberta - May 1, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that its Board of Directors (Board) declared a quarterly dividend of $0.81 per common share for the quarter ending June 30, 2020 on the Company’s outstanding common shares. The common share dividend is payable on July 31, 2020 to shareholders of record at the close of business on June 30, 2020.

The Board also declared quarterly dividends on the Company’s outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding June 30, 2020, payable on June 30, 2020 to shareholders of record at the close of business on June 1, 2020:

◦	Series 1 (TRP.PR.A) - $0.2174375 per share

◦	Series 2 (TRP.PR.F) - $0.22115984 per share

◦	Series 3 (TRP.PR.B) - $0.1345 per share

◦	Series 4 (TRP.PR.H) - $0.18137842 per share

•	For the period up to but excluding July 30, 2020, payable on July 30, 2020 to shareholders of record at the close of business on June 30, 2020:

◦	Series 5 (TRP.PR.C) - $0.14143750 per share

◦	Series 6 (TRP.PR.I) - $0.11020697 per share

◦	Series 7 (TRP.PR.D) - $0.243938 per share

◦	Series 9 (TRP.PR.E) - $0.235125 per share

•	For the period up to but excluding May 29, 2020, payable on May 29, 2020 to shareholders of record at the close of business on May 15, 2020:

◦	Series 11 (TRP.PR.G) - $0.2375 per share

◦	Series 13 (TRP.PR.J) - $0.34375 per share

◦	Series 15 (TRP.PR.K) - $0.30625 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2020 and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522